Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Announces Grant of Stock Options and Share Issuances

Vancouver, British Columbia, August 23, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) - Eurasian Minerals Inc. (“EMX” or the “Company”) announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,039,500 incentive stock options, exercisable at a price of $1.94 per share for a period of five years, have been granted to officers, directors, employees and consultants of the Company.

In addition, the Company intends to pay discretionary bonuses through the issuance of an aggregate of 364,500 common shares as a bonus to five officers and a director. The common shares will be issued under the Company’s Incentive Stock Grant Program of up to 300,000 common shares available each year which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010 and through an additional one time issuance of up to 700,000 common shares as bonuses to certain officers and directors which was approved by shareholders at the Company’s Annual General Meeting held on August 16, 2011. The shares will be issued over a period of two years, with the initial tranche of 121,500 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 121,500 on each of the first and second anniversaries.

The Company also announces that it intends to issue an aggregate of 707,000 common shares as a bonus to seventeen employees and consultants, subject to TSX Venture Exchange and NYSE MKT approval. An aggregate of 359,000 will be issued over a period of two years, with the initial tranche of 119,666 shares being issued upon final receipt of TSX Venture Exchange and NYSE MKT approval, and a further 119,667 on each of the first and second anniversaries. The other 348,000 shares will be issued over a three year period commencing on the first anniversary of TSX Venture Exchange and NYSE MKT approval and in accordance with the employees’ contracts.

All bonus shares will be subject to restrictions on transfer for a period of four months from issuance.

About Eurasian Minerals Inc.
EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. EMX currently has projects in 11 countries on five continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Visit EMX’s website at www.EurasianMinerals.com for more information.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the six-month period ended June 30, 2012 (the "MD&A") and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the "AIF"), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com